EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 2300, 1055 Dunsmuir Street Bentall 4, PO Box 49334 Vancouver, BC V7X 1L4
Item 2	Date of Material Change September 15, 2015
Item 3	News Release The news release dated September 15, 2015 was disseminated through Marketwire and filed on SEDAR.
Item 4
Summary of Material Change

On September 15, 2015, Pretivm announced a US$540 million construction financing package (the “Financing”) with the Orion Mine Finance Group and Blackstone Tactical Opportunities (“Orion and Blackstone”).

5.1  Full Description of Material Change

On September 15, 2015, Pretivm announced a US$540 million construction financing package (the “Financing”) with the Orion Mine Finance Group and Blackstone Tactical Opportunities (“Orion and Blackstone”). The Financing, which provides for immediate access to US$340 million at closing, will fund a substantial portion of the costs to develop an underground mine at Pretivm’s Brucejack Project.  The Financing is comprised of a credit facility for US$350 million, a US$150 million prepayment under a callable gold and silver stream agreement and a private placement of Pretivm common shares for US$40 million. The Financing is expected to close on or about September 18, 2015.

Credit Facility

●	Credit Agreement:

	o	Senior Secured Loan facility of US$350 million;

	o	US$150 million will be advanced at closing, and the remaining US$200 million will be drawn within 18 months;

	o	Fixed interest rate of 7.5%;

	o	Principal and accrued interest is due at maturity on December 31, 2018, or Pretivm can exercise an option to extend maturity to December 31, 2019 on payment of 2.5% of the principal amount outstanding.

●	Offtake Agreement (1):

	o	Applies to sales from first 7.067 million ounces of refined gold;

	o	Orion and Blackstone will pay Pretivm for refined gold based on prevailing market prices; and

	o	Option for Pretivm to repurchase 50% or 75% of the gold offtake on December 31, 2018 for $11 per ounce for remaining gold to be produced; or on December 31, 2019 for $13 per ounce for remaining gold to be produced.

Stream Agreement (1)

●	US$150 million in cash will be advanced to Pretivm at closing as prepayment in consideration of a callable stream that applies to 8% of the total precious metals production of 7.067 million ounces of refined gold and 26.279 million ounces of refined silver (the “Refined Precious Metals”);

●	Pretivm may elect to repurchase all or a portion of the Refined Precious Metals stream by one of the following options:

	o	On December 31, 2018, Pretivm can elect to repurchase the entire 8% stream by paying US$237 million or can elect to reduce the stream to 3% of Refined Precious Metals by paying US$150 million, in which case the stream deliveries would commence January 1, 2019; and

	o	On December 31, 2019, Pretivm can elect to repurchase the entire 8% stream by paying US$272 million or can elect to reduce the stream to 4% of Refined Precious Metals by paying US$150 million, in which case the stream deliveries would commence January 1, 2020.

● If Pretivm does not exercise its right to reduce or repurchase the Refined Precious Metals stream by December 31, 2019, US$20 million will be payable and an 8% stream will apply to the Refined Precious Metals beginning January 1, 2020, with payment of $400 per ounce of gold and $4.00 per ounce of silver.

● In the event of a change of control at Pretivm or the sale of the Brucejack Project by Pretivm prior to the earlier of (a) Pretivm’s reduction or repurchase of the Refined Precious Metals stream or (b) January 1, 2020, Pretivm has the right to repurchase the stream and Orion and Blackstone have the right to sell the stream to Pretivm for consideration equal to the greater of: (i) 13.6% of the consideration received by Pretivm’s shareholders or Pretivm in such a transaction, or (ii) an amount of cash that generates a 15% rate of return on the $150 million stream payment.

(1) The applicable gold ounces from the Brucejack Project under the Offtake Agreement and Refined Precious Metals under the Stream Agreement are the 7.067 million ounces of refined gold and 26.297 million ounces of refined silver which were estimated to be available for sale in the June 2014 Feasibility Study for the Brucejack Project. The gold ounces subject to the Offtake Agreement will be reduced by the amount of refined gold ounces that is subject to the Stream Agreement.

Private Placement

● Each of Orion and Blackstone will subscribe for 3,848,004 of Pretivm’s common shares at US$5.1975 per common share for aggregate proceeds at closing of approximately US$40 million, based on the 20-day volume weighted average price of Pretivm shares at the close on September 15, 2015. The private placement is subject to TSX approval.

“The Orion and Blackstone deal has successfully met our objectives to fund the construction of an underground mine at Brucejack under terms that are competitive, flexible, and that protect Brucejack’s upside for our shareholders,” said Pretivm’s CEO Robert Quartermain. “Having immediate access to US$340 million enables us to keep to our construction schedule. The repayment optionality gives us the scope to refinance during a period of solid cash flows at the mine, and in a potentially higher gold price environment.”

Oskar Lewnowski, Chief Investment Officer of the Orion Mine Finance Group, commented, “As one of the largest investors dedicated to the mining industry, we are delighted to provide a portion of this comprehensive funding solution to the Brucejack Project. We look forward to working with the Pretivm management team on one of the more promising development assets in North America.”

“Blackstone is excited to partner with Robert Quartermain to develop one of the world's marquee mining assets,” said Jasvinder Khaira, Managing Director of Blackstone Tactical Opportunities. “Our partnership with the Pretivm team is consistent with our strategy of providing innovative and flexible capital to the mining sector to maximize the value of exceptional projects.”

Project Capex and Financing Plan

The US$540 million in proceeds from the Financing cover more than 70% of the estimated capital cost of US$747 million to develop a mine at the Brucejack Project based on the June 2014 Feasibility Study.

At this time, Pretivm is re-examining the remaining capital costs to complete the Project in light of a number of factors. The June 2014 Feasibility Study used an exchange rate of US$0.92 to C$1.00, and since the completion of the June 2014 Feasibility Study, the Canadian dollar has decreased in value against the US dollar. As a significant portion of capital expenditures are sourced in Canadian dollars, the decline in the Canadian dollar is expected to be beneficial.  In addition, certain of the capital expenditures contemplated in the June 2014 Feasibility Study have already been incurred with the advance of the Project, and Pretivm has begun to examine the opportunities to optimize the Project as engineering advances.

As there is no requirement to fully fund the capex prior to additional advances under the Financing, the timing for additional capital will be evaluated.

Production Decision

Pretivm is also pleased to announce that its Board of Directors has approved a production decision for the Brucejack Project.  The production decision was made following receipt of all of the major regulatory permits required to begin development work at the Brucejack Project and the announcement of the financing with Orion and Blackstone.

With US$340 million expected to be in hand from the closing of the financing with Orion and Blackstone, construction at the Brucejack Project will commence with commercial production targeted for 2017.

5.2 Disclosure for Restructuring Transactions Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Alicia Milne Corporate Secretary Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 16th day of September, 2015.